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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Western Refining, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
959319 10 4
(CUSIP Number)
Scott D. Weaver
6500 Trowbridge Drive
El Paso, Texas 79905
(915) 775-3300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	959319 10 4

1	NAMES OF REPORTING PERSONS: RHC Holdings, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		40,162,320

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,162,320

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,162,320

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	58.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common stock, $0.01 par value (“Common Stock”), of Western Refining, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6500 Trowbridge Drive, El Paso, Texas 79905.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by RHC Holdings, L.P. (the “Reporting Person”).
     (b) The business address of the Reporting Person is 6500 Trowbridge Drive, El Paso, Texas 79905.
     (c) Not applicable.
     (d) — (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a Texas limited partnership.
Item 3. Source and Amount of Funds or Other Consideration
     Immediately prior to the closing of the Issuer’s initial public offering on January 24, 2006, Western Refining Company, L.P. (“WRCLP”) became a wholly-owned subsidiary of the Issuer pursuant to a Contribution Agreement, dated January 24, 2006, by and among the Issuer and the former and current general and limited partners of WRCLP (the “Contribution Agreement”). Upon the closing of the transactions contemplated by the Contribution Agreement, the Issuer issued 47,692,900 shares of its common stock to WRC Refining Company (“WRCRC”) and the Reporting Person in exchange for all of the membership interests in Refinery Company, L.C., the former general partner of WRCLP, and for the limited partner interests in WRCLP, respectively. Refinery Company, L.C. then merged with and into Western Refining GP, LLC, a wholly-owned subsidiary of the Issuer. As a result, the Issuer indirectly holds all of the limited and general partner interests in WRCLP. In connection with the closing of the Contribution Agreement and prior to the closing of the offering, WRCLP distributed $147.7 million to its partners, including the Reporting Person.
     References to, and descriptions of the Contribution Agreement of the Issuer as set forth in this Item 3 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission under the Exchange Act of 1934, which is incorporated in its entirety in this Schedule 13D.
Item 4. Purpose of Transaction
     See Item 3 above.
     As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or his affiliates may, from time to time or at any time, subject to market and general economic conditions, the expiration of the 180-day lock-up agreement entered into by the Reporting Person in connection with the offering, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that under the New York Stock Exchange rules, at least two additional independent directors will be appointed to the board of directors of the Issuer;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
     Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person is the beneficial owner of 40,162,320 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 68,215,042 shares of Common Stock outstanding as of January 24, 2006, constitutes 58.9% of the outstanding shares of Common Stock.
     (b) Of the shares indicated as beneficially owned by the Reporting Person, the Reporting Person has sole voting and dispositive power with respect to 40,162,320 such shares owned by it.
     (c) Except as described in Item 3 of this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits
     (a) Current Report on Form 8-K for Western Refining, Inc., dated January 24, 2006 and filed January 25, 2006 (File No. 001-32721) is incorporated herein by reference.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 30, 2006

RHC Holdings, L.P. By: WRC Refining Company, its general Partner
By:	/s/ Scott D. Weaver
	Name:	Scott D. Weaver
	Title:	Vice President